Filed by 99 Acquisition Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-41784

Subject Company: Nava Health MD, Inc.

Nava Health To Attend 4th Annual Benchmark Virtual Healthcare Conference

Columbia, MD – May 20, 2024 – Nava Health MD, Inc. (“Nava Health” or “Nava”), a leader in longevity, integrative and functional medicine, today announced that CEO Bernie Dancel will attend the 4th Annual Benchmark Healthcare House Call Virtual Investor Conference on Tuesday, May 21, 2024. Nava will participate in a fireside chat at 12:45pm ET and Mr. Dancel will be available for one-on-one meetings throughout the day.

To register for the conference and access the fireside chat visit: https://www.benchmarkcompany.com/4th-annual-healthcare-house-call-conference/.

In February 2024, Nava Health and 99 Acquisition Group, Inc. (Nasdaq: NNAG), a publicly traded special purpose acquisition company (“99 Acquisition”), announced that they had entered into a definitive merger agreement (the “Merger Agreement”). Upon closing the proposed transaction, 99 Acquisition will be renamed Nava Health, Inc. and expects to remain listed on the Nasdaq Stock Market under the ticker symbol “NAVA.”

About Nava Health

Nava Health is a vertically integrated, tech-enabled healthcare practice combining integrative, functional, preventive, and regenerative medicine. Nava’s innovative medical practice uses a data-driven, personalized approach to optimize health and increase longevity. Nava provides each client with an individualized wellness roadmap tailored to their specific symptoms, medical needs, and personal goals. All client wellness roadmaps result from a proprietary diagnostic process, the “Nava Method,” which utilizes data and specially designed software to create optimal personalized client outcomes. To learn more visit navacenter.com.

About 99 Acquisition

99 Acquisition Group, Inc. (Nasdaq: NNAG) is a blank check company that was formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities.

Important Information about the Proposed Business Combination and Where to Find It

This press release relates to a proposed transaction between 99 Acquisition and Nava Health. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed business combination, 99 Acquisition has filed a registration statement on Form S-4 containing a proxy statement/prospectus (the “Registration Statement”) with the SEC, and 99 Acquisition and Nava Health intend to file other relevant materials with the SEC. The Registration Statement includes a proxy statement/prospectus to be distributed to holders of 99 Acquisition’s common stock in connection with 99 Acquisition’s solicitation of proxies for the vote by 99 Acquisition’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Nava Health’s shareholders in connection with the proposed business combination. After the Registration Statement has been filed and declared effective, 99 Acquisition will mail a definitive proxy statement, when available, to its stockholders.

Before making any voting or investment decision, investors and security holders and other interested parties are urged to read the Registration Statement, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about 99 Acquisition, Nava Health and the proposed business combination. Copies of these documents may be obtained free of charge at the SEC’s website at www.sec.gov. The documents filed by 99 Acquisition with the SEC also may be obtained free of charge upon written request to 99 Acquisition at c/o 99 Acquisition Corp., 14 Noblewood Ct, Gaithersburg, MD 20878.

Participants in the Solicitation

99 Acquisition and its directors and executive officers may be deemed participants in the solicitation of proxies from 99 Acquisition’s securityholders with respect to the proposed transaction under the rules of the SEC. Securityholders may obtain more detailed information regarding the names, affiliations, and interests of certain executive officers and directors of 99 Acquisition in the solicitation by reading 99 Acquisition’s Registration Statement and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Information about 99 Acquisition’s directors and executive officers and their ownership of 99 Acquisition’s common stock and other information regarding the interests of participants in the proxy solicitation, which, in some cases, may be different from those of 99 Acquisition’s securityholders generally, is set forth in the Registration Statement. These documents can be obtained free of charge at the SEC’s web site at www.sec.gov.

Nava Health and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from 99 Acquisition’s securityholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction is included in the Registration Statement for the proposed transaction.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the parties’ ability to close the proposed transaction, the anticipated benefits of the proposed transaction, and the financial condition, results of operations, earnings outlook and prospects of 99 Acquisition and/or the proposed transaction and may include statements for the period following the consummation of the proposed transaction. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of 99 Acquisition and Nava Health, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including: risks related to Nava Health’s businesses and strategies; the ability to complete the proposed transaction due to the failure to obtain approval from the shareholders of 99 Acquisition and/or Nava Health or satisfy other closing conditions set forth in the Merger Agreement; the amount of any redemptions by existing holders of 99 Acquisition’s common stock; the ability to recognize the anticipated benefits of the proposed transaction; other risks and uncertainties included under the header “Risk Factors” in the Registration Statement filed by 99 Acquisition and Nava Health, in the final prospectus of 99 Acquisition for its initial public offering dated August 21, 2023; and in 99 Acquisition’s other filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nava Health and 99 Acquisition assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nava Health nor 99 Acquisition gives any assurance that Nava Health, 99 Acquisition or the combined company will achieve its expectations.

Investor Relations Contact

John Nesbett/Jennifer Belodeau

IMS Investor Relations

nava@imsinvestorrelations.com

Media Contact

Suzanne Coblentz

Scoblentz@navacenter.com

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